

November 21, 2013

Ms. Xin Zheng
Chief Financial Officer
Kirin International Holdings, Inc.
South Building of China Overseas Plaza
No. 8 Guanghua Dongli Road
Chaoyang District, Beijing, 100020
People's Republic of China

> **Re:** **Kirin International Holdings, Inc.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed on April 16, 2013**
> **File No. 333-166343**

Dear Ms. Xin:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1.   Please address the following related to your revenue recognition policies:

- We note the revisions you made to several of your real estate development projects' total revenue and cost estimate in 2012 that resulted in a 226.5% decrease in gross profit as compared to 2011. Please tell us why you believe the percentage-of-completion method of accounting is appropriate for your long-term construction contracts in light of the uncertainties throughout their multiple-years development periods. Reference is made to ASC Topic 605-35-25-56 through 605-35-25-69 and ASC Topic 360-20-40-50.

- We note your disclosure that you provide certain guarantees of mortgage loans for customers. We further note that you do not consider these guarantees when determining whether revenue should be recognized using the full-accrual or percentage-of-completion method. Please explain to us how you determined you meet all the criteria necessary to recognize profit in spite of these guarantees. Reference is made to ASC Topic 360-20-40.

- We note your disclosure that you may adjust pre-sale contract price amounts in certain circumstances. Please tell us whether you reassess the method of recognizing revenue under these contracts at the time they are renegotiated. Reference is made to ASC Topic 360-20-40-55.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant